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                              May 8, 2023

       Nick Bhargava
       Chief Financial Officer
       Groundfloor Yield LLC
       600 Peachtree Street, Suite 810
       Atlanta, GA 30308

                                                        Re: Groundfloor Yield
LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment
                                                            Filed April 28,
2023
                                                            File No. 024-11411

       Dear Nick Bhargava:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A POS filed April 28, 2023

       General

   1.                                                   We reissue comment 2.
It appears you commenced your offering on May 14, 2021 and
                                                        that offering is
continuing. Please provide your analysis of how you are in compliance with the requirement
that you update your offering statement on an annual basis as set forth in Rule
252(f)(iii)(2)(i) of Regulation A. Also, please clarify whether you have sold securities since the
date that was 12 months after the qualification date.

   2.                                                   We reissue comment 3.
Form 1-A requires that issuers specify the price of the securities being offered. This
means that the interest rate payable on the note must be calculable by investors or determined
by reference to a formula with publicly available inputs (for example, by reference
to a benchmark). Your ability to change interest rates is within your
 Nick Bhargava
Groundfloor Yield LLC
May 8, 2023
Page 2
       complete discretion and therefore lacks transparency that is present when a rate is calculable by investors or determined by reference to a formula with publicly available inputs. Please revise your pricing method to comply with Regulation A. For additional guidance, please see Note 2 of Item 501(b)(3) from Regulation S-K.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,
FirstName LastNameNick Bhargava
                                                             Division of
Corporation Finance
Comapany NameGroundfloor Yield LLC
                                                             Office of Real
Estate & Construction
May 8, 2023 Page 2
cc:       Brian Korn, Esq.
FirstName LastName